[Midstates Petroleum Company, Inc. Letterhead]

Via EDGAR and Federal Express

December 14, 2011

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6248

Re:	Midstates Petroleum Company, Inc.

Registration Statement on Form S-1

Filed November 14, 2011

File No. 333-177966

Ladies and Gentlemen:

Set forth below are the responses of Midstates Petroleum Company, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2011, with respect to the Company’s Form S-1 initially filed with the Commission on November 14, 2011, File No. 333-177966 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement. We are also concurrently providing certain information responsive to Comment 15 and Comment 36 in separate letters to the Staff pursuant to a confidential treatment request.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Securities and Exchange Commission

December 14, 2011

Registration Statement on Form S-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response:

To the extent that comments in one section apply to similar disclosure elsewhere in the Registration Statement, we have revised all affected areas.

2. If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Response:

To the extent a numbered comment in this letter raises more than one question or lists various items in bullet points, we believe we have fully responded to each question and item. In addition, this letter indicates by page number where responsive disclosure to each numbered comment and each bullet point may be found within the preliminary prospectus included in Amendment No. 1.

3. In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. For example, we note your disclosure under “Executive Compensation” and “Principal and Selling Stockholders.” Please supply the omitted information in your next amendment.

Response:

We acknowledge the Staff’s comment, and will undertake to file with future amendments to the Registration Statement all information that we are not entitled to omit under Rule 430A. Such information will be provided sufficiently in advance of our acceleration request to enable the Staff to appropriately review.

4. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

We will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. An initial filing relating to the Registration Statement was filed with FINRA on November 15, 2011. Counsel to the underwriters has confirmed to us that, prior to requesting accelerated effectiveness, it will provide the Staff with a copy of the FINRA no objections letter or a representative of FINRA will otherwise contact the Staff to confirm that FINRA has cleared our filing.

Securities and Exchange Commission

December 14, 2011

5. Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common stock on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

We have discussed our proposed listing with representatives of the NYSE and have been informed that the NYSE is in the process of conducting its standard confidential eligibility review. Based on these discussions, we expect to receive a clearance letter from the NYSE on or about December 29, 2011, and we intend to submit our original listing application as soon as possible thereafter. We will undertake to provide updated disclosure regarding the status of our original listing application in each subsequent amendment to the Registration Statement.

6. In each case where you reference other sections of your prospectus, please provide relevant page numbers.

Response:

We acknowledge the Staff’s comment and have revised our disclosure in Amendment No. 1 as requested to provide page numbers where we provide cross-references to other sections in the Registration Statement.

7. Please provide relevant updates with each amendment. For example, we note your reference at page 1 relating to your intention to drill your first horizontal well by the end of 2011. As another example, we note your statement at page 94 that prior to the offering, your board will revise your executive compensation programs and policies.

Response:

We acknowledge the Staff’s comment and will revise our disclosure to provide relevant updates as appropriate in this and future amendments.

8. We note that you have not provided most of your exhibits. Please submit all material exhibits in a timely manner, including, without limitation, the legality opinion and lockup agreements, in order to facilitate our review of your filing. We may have further comment upon our review.

Response:

We acknowledge the Staff’s comment and will undertake to file with future amendments to the Registration Statement all other omitted exhibits, including, without limitation, the legality opinion and lockup agreements. We will allow sufficient time for the Staff to review all exhibits and for us to respond to any comments that may result from the Staff’s review.

Securities and Exchange Commission

December 14, 2011

9. You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response:

We acknowledge the Staff’s comment and will include an estimated price range in a future amendment to the Registration Statement. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.

Prospectus Summary, page 1

10. We note that you use the term “spud” on page 2. Please add this term to your Glossary of Oil and Natural Gas Terms beginning on page A-1.

Response:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to add the term “spud” to the Glossary of Oil and Natural Gas Terms on page A-4.

11. Please revise your disclosure to describe further how your assets are “easily identifiable,” referenced in the first bullet at page 3.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to describe that the large geologic structural traps, within which our assets are located, are identifiable using 2D and 3D seismic data. Please read pages 3 and 67.

12. Similarly, please revise to describe further what is meant by “relatively inexpensive,” referenced in the second bullet at page 3.

Response:

We acknowledge the Staff’s comment and revised the disclosure to remove the statement that 2D seismic data is “relatively inexpensive.” Please read pages 3 and 67.

Securities and Exchange Commission

December 14, 2011

13. We note your disclosure under “—Corporate Sponsorship and Structure” on page 6. Please expand your disclosure to provide a more detailed description of your corporate history, including that of your predecessor; clarify the basis for statements elsewhere in your filing that you were founded in 1993 and have had operations since then.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to provide a more detailed description of our corporate history. Please read page 7.

14. Please revise your summary discussion of risk factors on page 6 to indicate that your auditors have identified internal control deficiencies that constitute material weaknesses in your internal control over financial reporting, as described in your risk factor on pages 32 to 33.

Response:

We acknowledge the Staff’s comment and have revised the summary discussion of risk factors on page 6 to indicate that our auditors have identified internal control deficiencies that constitute material weaknesses in our internal control over financial reporting, as described in our risk factor on pages 33 to 34 of the Registration Statement. We have also revised the summary discussion of risk factors on page 6 to include additional disclosure with respect to certain other risk factors in the Registration Statement.

15. Please provide us with the petroleum engineering reports you used as the basis for your September 30, 2011 proved reserve disclosures. The report should include:

•

One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

•	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

•	Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories; and

•

Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Securities and Exchange Commission

December 14, 2011

You may provide us that information on electronic media such as flash drive or compact disk.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met. Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response:

We acknowledge the Staff’s comment, and respectfully note that Vinson & Elkins LLP, our outside counsel, provided the Netherland, Sewell & Associates Inc. Estimates of Reserves and Future Revenues as of September 30, 2011, on electronic media, to the Staff on November 22, 2011. We have submitted on electronic media under separate cover additional information responsive to the above request.

Summary Historical Consolidated Financial Data, page 11

16. Please label the columns for the nine months ended September 30, 2010 as unaudited where applicable.

Response:

We acknowledge the Staff’s comment, and have labeled the columns for the nine months ended September 30, 2010 as “unaudited” on pages 12 through 14.

Risk Factors, page 16

General

17. Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow “although,” “while” or “however.” Similarly, state the risks plainly and directly, eliminating “no assurance” and “cannot assure” type language. For example, and without limitation, we note your disclosure at page 32 in the second paragraph under “—In connection with audits and reviews of our financial statements….” Our business depends on transportation by truck…, page 21.

Securities and Exchange Commission

December 14, 2011

Response:

We acknowledge the Staff’s comment and have eliminated text which mitigates the risks we present throughout this section.

Our business depends on transportation by truck…, page 21

18. We note your disclosure that you have “some control over the transportation of [y]our product, [but that] material changes in these business relationships could materially affect [y]our operations.” Please revise your disclosure, where appropriate, to describe how you exert the “control” referenced above. Also, please clarify whether these arrangements are memorialized in writing and, if so, please file the related agreements or tell us why you are not required to do so.

Response:

We note the Staff’s comment and have revised the disclosure to remove the statement referenced in your comment. In the ordinary course of our business, we enter into short-term contracts with independent third parties for the transportation of our product. We do not believe these agreements are material to us or to an investor’s decision to invest in us. As a result, we do not believe these agreements are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Use of Proceeds, page 38

19. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. Please provide necessary detail for each use. In addition, please present the information in tabular form to facilitate clarity.

Response:

We acknowledge the Staff’s comment and will provide the estimated amounts of net proceeds we intend to allocate to each of the identified uses when the expected size of the offering is known, and no later than when we provide the price range for the offering. We will add tabular disclosure in a future amendment and provide necessary detail for each use of net proceeds.

20. We note that you intend to use the proceeds received from the offering to repay borrowings under your credit facility. Please revise to disclose whether, upon repayment of the credit facility, you have any plans to immediately draw down on the credit facility, and if so, for what purposes. In this regard, we note your disclosure elsewhere that your 2012 capital expenditures budget includes borrowings from your credit facility.

Securities and Exchange Commission

December 14, 2011

Response:

We acknowledge the Staff’s comments and have revised the disclosure to indicate that, upon repayment of the credit facility, we do not have any immediate plans to borrow additional amounts under the revolving credit facility. Please read page 39.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Overview, page 43

21. Please expand the “Overview” section to provide an introductory understanding of the challenges and risks of which management is aware and to discuss any actions being taken to address the same. For example, please expand your disclosure in the paragraph beginning “Our revenue, profitability and future growth rate depend….” For a more detailed discussion of what is expected in both this subheading and the “Management Discussion and Analysis” section in general, please refer to Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to provide an introductory understanding of the challenges and risks of which management is aware and to discuss the actions being taken to address the same. Please read pages 44 through 46.

22. Similarly, please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. See the Interpretation referenced above and Item 303 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the referenced disclosure to address our prospects for the future. Please read pages 44 through 46.

Sources of Our Revenues, page 44

23. In the table reflecting the prices you have received per unit of volume, please include the “Oil, with realized derivatives” directly under the amounts shown for “Oil, without realized derivatives.”

Securities and Exchange Commission

December 14, 2011

Response:

We acknowledge the Staff’s comment and have revised the table to include the “Oil, with realized derivatives” directly under the amounts shown for “Oil, without realized derivatives.” Please read page 47.

Other revenue, page 45

24. We note you recognize revenue from “the recovery of administrative overhead, gas compression charges, saltwater disposal fees and other miscellaneous items from third parties for their share of costs on company owned assets.” Please confirm, if true, that the revenue items you describe here do not include the other services specifically excluded from income recognition by the full cost method, or otherwise advise. Refer to Rule 4-10(c)(6)(iv) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and confirm that the revenue items we described do not include services specifically excluded from income recognition by the full cost method. We have revised the disclosure to remove the category of “miscellaneous items” from the revenue items disclosed as no revenue was recognized in such category for the periods presented.

Our Expenses, page 45

Lease operating expenses, page 45

25. We note that ad valorem taxes are included as a component of your lease operating expenses. Please tell us whether your disclosure of lease operating expense per Boe of production per page 73 of your filing includes ad valorem taxes.

Response:

We acknowledge the Staff’s comment and confirm that ad valorem taxes are included in the disclosure of lease operating expense per Boe of production on page 76. However, we believe that ad valorem taxes are not material to our operations, which is disclosed on page 48.

Results of Operations, page 47

26. Please revise your disclosure for each period presented to provide additional detail separately quantifying the effect of each causal factor that you cite for material changes in each of your financial statement line items. For example, your analysis of oil, natural gas and natural gas liquids revenues for each period presented makes reference to the change in average daily production sold and average oil sales prices, but does not quantify the impact of each of these items on your financial statements. Refer to Item 303(a) of Regulation S-K and, for further guidance, Section III.D. of SEC Release 33-6835.

Securities and Exchange Commission

December 14, 2011

Response:

We acknowledge the Staff’s comment and have revised the disclosure to provide additional detail separately quantifying the effect of each causal factor that we cite for material changes in each of our financial statement line items. Please read pages 51 through 55.

Compensation Discussion and Analysis, page 92

Setting Executive Compensation, page 93

27. Please revise your disclosure to identify the “companies with which [you] compete” and describe the bases on which you or PM&P, as the case may be, chose such companies.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to identify the companies that we selected as our “peer group” for 2011 and to describe the basis that we and PM&P used to identify such companies. Please read page 97. Prior to the selection of this peer group by PM&P and our board of directors, we did not have a specific set of companies that we considered to be our competitors for executive talent. Rather, we historically relied on general information about pay practices in our industry, derived primarily from the experience of the members of our board of directors in the industry.

28. Please provide your analysis as to whether the details of the incentive units awarded to management should be disclosed as a form of executive compensation.

Response:

We acknowledge the Staff’s comment and have revised the referenced disclosure to clarify that the incentive units are a form of executive compensation. Please read pages 107 through 109.

Bonuses, page 95

29. We note your disclosure relating to the individual performance of each of your named executive officers and your overall performance as metrics used to determine the cash bonus awards. Please revise your disclosure to describe, for each named executive officer, the individual performance taken into account by the board with respect to determining the amount of such officer’s bonus. Please disclose for each

Securities and Exchange Commission

December 14, 2011

named executive officer the material contributions that were taken into account with respect to the cash bonus. Similarly, please further describe the components of your overall performance and clarify how such components differ from the Key Performance Indicators. Your revised disclosure should include specific target levels.

Response:

We acknowledge the Staff’s comment and have revised the referenced disclosure to provide additional detail regarding the individual and company performance factors taken into account by our board of directors when setting the annual bonuses for our Named Executive Officers, including specific target levels for 2011. Please read pages 99 through 101.

Certain Relationships and Related Party Transactions, page 105

30. Please expand your disclosure to discuss investments made by management. In this regard, we note your disclosure at page 55 relating to cash “provided by … members of management” and at page 96 relating to each Named Executive Officer’s “significant investment in us at fair market value.”

Response:

We acknowledge the Staff’s comment and have revised the referenced disclosure to discuss investments made by management. Please read page 112.

Interim Financial Statements

Consolidated Balance Sheets, page F-3

31. We note your disclosure on pages 39 and 106 indicating that members’ equity will be exchanged for common stock of Midstates Petroleum Company, Inc. simultaneously with the closing of the offering. Since you will no longer be a limited liability company upon the closing of this offering, please provide pro forma disclosure on the face of your consolidated balance sheets to reflect the reclassification of undistributed earnings or losses to paid-in capital, if applicable or otherwise advise. This presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporate entity.

Response:

We acknowledge the Staff’s comment and have added unaudited pro forma equity as of September 30, 2011 to reflect the reclassification of undistributed losses to paid-in capital that will occur upon closing of the offering. Please read page F-3.

Securities and Exchange Commission

December 14, 2011

Consolidated Statements of Operations, page F-4

32. We note from your disclosure on page F-10 that Midstates Petroleum Holdings LLC has been treated as a partnership for tax purposes, and therefore no recognition has been given to federal or state income taxes in the consolidated financial statements. Since you will no longer be tax exempt upon the closing of the offering, please provide pro forma tax and earnings (loss) per share data on the face of your consolidated statements of operations for all periods.

Response:

We acknowledge the Staff’s comment. We have added pro forma income tax expense to each period presented treating each such period’s reporting as if the Company were a taxable entity. The pro forma results presented reflect no changes from the tax positions reported in the returns as filed, but revise the tax results presented by the presumed corporate taxpayer status beginning January 1, 2008. As such, income tax expense for this purpose is computed using the U.S. Federal and state rates that would have been applicable to the Company reflecting the facts presented in the actual tax filings. The most significant pro forma adjustment in this presentation is that the net tax losses reported by the Company to its partners in such years (primarily attributable to the elective expensing of intangible drilling costs pursuant to IRC Section 263(c)) are retained by the Company as net operating loss carryovers, and are reflected in subsequent years’ pro forma computations, as further discussed in our response to Comment 37 below. Additionally, as required by ASC 740-10-30-2(b), we considered whether a valuation allowance was necessary on the deferred tax asset created by the net operating loss carryovers, and based upon the evidence present, concluded that such an allowance was not necessary as there is sufficient future taxable income (in this scenario) from reversals of existing taxable temporary differences as described in ASC 740-10-30-18(a).

We will disclose unaudited pro forma basic and diluted earnings per share and unaudited pro forma weighted average shares outstanding for all periods presented in a future amendment to the Registration Statement. We will compute these amounts based on the number of common shares expected to be outstanding immediately following the offering, which has not yet been determined. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.

Consolidated Statements of Cash Flows, page F-6

33. Please clarify for us why the “Members’ equity contribution” during the nine months ended September 30, 2010 of $18,399 is not similarly reflected in the consolidated statement of members’ equity on page F-5 as “Members’ Contribution.”

Securities and Exchange Commission

December 14, 2011

Response:

We acknowledge the Staff’s comment and note that the “member’s equity contribution” line item in the cash flow statement represents total cash received by members during that period, $18,399. Cash proceeds received were approximately $896 less than the grant date fair value subsequently determined by a third-party valuation firm; therefore, $896 of the proceeds was recorded to share-based compensation and $17,503 was reflected in the consolidated statement of members’ equity. We have consistently applied this approach throughout our financials. We have revised the line item in the cash flow statement on pages F-6 and F-32 to read, “Cash received for units.”

Notes to Consolidated Financial Statements

Note 5. Asset Retirement Obligations, page F-16

34. We note the change in estimate to your asset retirement obligations in the amount of $3.2 million during the nine month period ended September 30, 2011. Considering the significance of this change in estimate compared to your asset retirement obligation liability at December 31, 2010, please tell us and disclose the specific factors that resulted in this change. Please quantify the change in estimate attributable to each factor identified in your response. Refer to FASB ASC 410-20-35-8.

Response:

We acknowledge the Staff’s comment and note that, prior to fiscal year 2011, we had not retired any assets by the plugging and abandonment of wells. In periods prior to 2011, we estimated our asset retirement obligations based on third-party engineering estimates of the expected costs and timing of future abandonments. During 2011, we plugged and abandoned three wells. The actual abandonment cost for these wells was higher than our prior estimates. As a result, during the nine months ended September 30, 2011, we increased our estimated cost of future asset retirements. The $3.2 million revision in the present value of our estimated asset retirement obligations during such period was solely due to the change in future cost estimates.

Note 11. Supplemental Oil and Gas Disclosures – unaudited, page F-21

Estimated Quantities of Proved Oil and Natural Gas Reserves, page F-21

35. We note that you recorded adjustments for extensions, discoveries, and other additions totaling 10,740 MBoe during the fiscal year ended December 31, 2010 and 10,824 MBoe during the nine month period ended September 30, 2011. We note further that you recorded adjustments for revisions of previous estimates totaling (2,346) MBoe during the fiscal year ended December 31, 2010 and (1,558) MBoe during the nine month period ended September 30, 2011. We also note your disclosure per page F-24 showing these changes by the primary operating areas identified in your filing. Please provide additional disclosure explaining the causal factors underlying these changes pursuant to FASB ASC 932-235-50-5.

Securities and Exchange Commission

December 14, 2011

Response:

We acknowledge the Staff’s comment and have revised the referenced disclosure to explain the casual factors underlying the changes in our reserve estimates. Please read pages F-25 and F-26.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page F-25

36. Please provide us with supplemental information supporting your estimate of future development costs to be expended in relation to your proved reserves as of September 30, 2011. As part of your response, please tell us how much of your capital expenditure budget for the fiscal year ended December 31, 2012 is designated for the development of your proved properties.

Response:

We have submitted on electronic media under separate cover additional information responsive to the above request.

37. Please revise your disclosure within footnote (1) to disclose the amount of future income tax expense that would have been included for the periods presented if you were not a tax exempt entity. You should provide such disclosure as you will no longer be a tax exempt entity upon the completion of your offering. You should also refer to this disclosure regarding the impact of future income taxes when discussing your standardized measure in any other places in your document.

Response:

We acknowledge the Staff’s comment. Solely for pro forma purposes, we have revised our computations of the standardized measure item for each period presented reflecting expected future cash income tax expense determined as if the Company were a taxable entity. As referenced in our response to Comment 32 above, the most notable change in the pro forma information is the deemed retention of tax losses (as reported in prior tax filings) by the Company and their anticipated use in future tax years as net operating loss carryovers. The elective expensing of certain intangible drilling costs under IRC Section 263(c) in prior tax filings is the primary book-tax difference in this scenario, which is common among peers of the Company.

Securities and Exchange Commission

December 14, 2011

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-32

Unevaluated Property, page F-34

38. With respect to costs not subject to amortization, please provide a description of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation, and the table contemplated by Rule 4-10(c)(7)(ii) of Regulation S-X.

Response:

We acknowledge the Staff’s comment. There are no individually significant properties or significant development projects included in costs not being amortized. The evaluation activities are expected to be completed within three to five years. We have revised the Registration Statement accordingly. Please read page F-8.

Impairment of Oil and Gas Properties/Ceiling Test, page F-34

39. We note your accounting policy is to perform a ceiling test “at least annually.” Please revise your disclosure to indicate that your ceiling test is performed on at least a quarterly basis, as contemplated by Rule 4-10(c)(4)(i)(A) of Regulation S-X. In this regard, the test should be performed as of the date of the latest balance sheet presented.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please read pages 48, F-9 and F-36 through F-37.

40. We note your accounting policy disclosure indicating that the “ceiling limitation is the present value of the estimated after-tax future net cash flows from proved oil and gas reserves, excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet.” Please expand your disclosure to explain how this policy takes into consideration the calculations identified in items (B) and (C) in Rule 4-10(c)(4)(i) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please read pages 48, F-9 and F-36 through F-37.

Securities and Exchange Commission

December 14, 2011

Note 7. Members’ Equity, page F-43

Common and Preferred Units, page F-43

41. Please disclose the changes in the number of shares of common and preferred units during at least the most recent annual fiscal period and any subsequent interim period presented as contemplated by FASB ASC 505-10-50-2.

Response:

We acknowledge the Staff’s comment and have revised the disclosure in the Registration Statement accordingly. Please read pages F-18 and F-45.

Share-Based Compensation, page F-44

42. We note that you report changes in the fair value of your liability awards as share-based compensation expense within “General and administrative expense.” Please disclose, if true, that the expense related to these share-based payment arrangements is reported in the same line item or line items as cash compensation paid to the same employees. Refer to SAB Topic 14F for further guidance.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please read pages F-19 and F-46.

Note 11. Restatement, page F-47

43. We note that you have provided disclosure regarding certain items for which your financial statements for the fiscal years ended December 31, 2010 and 2009 were restated. Please tell us how you considered providing disclosure regarding the correction of an error in previously issued financial statements per FASB ASC 250-10-50.

Response:

Utilizing the guidance in ASC 250-10-50-7, the Company disclosed that its previously issued financial statements had been restated for the years ended December 31, 2010 and 2009 for the correction of certain immaterial errors, along with a description of each of the errors. As required per ASC 250-10-50-7, the Company separately disclosed the effect on each financial statement line item. As each of the errors disclosed occurred in and related solely to the years ended December 31, 2010 and 2009, there was no disclosure required for the cumulative effect of the change on members’ equity in the Consolidated Balance Sheets as of the beginning of the earliest period presented, the year ended December 31, 2009. The Company also disclosed the impact on operating loss and net loss as discussed in ASC 250-10-50-8. There are no adjustments to related interim reports issued during 2009 or 2010 as there were no interim reports issued in 2009 or 2010.

Securities and Exchange Commission

December 14, 2011

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Matthew R. Pacey at Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

Midstates Petroleum Company, Inc.

By: /s/ Thomas L. Mitchell
Thomas L. Mitchell
Executive Vice President and Chief Financial Officer

Enclosures

Cc:	John Foley

David P. Oelman, Vinson & Elkins L.L.P.

Matthew R. Pacey, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Kelly B. Rose, Baker Botts L.L.P.